                                                                     EXHIBIT 1.4

PENNINGTON SEED, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30,
1997 AND 1996 AND FOR THE THREE-YEARS THEN ENDED
AND AS OF AND FOR THE SIX-MONTH PERIODS ENDED
DECEMBER 31, 1997 AND 1996 (UNAUDITED)

                              ARTHUR ANDERSEN LLP

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of Pennington Seed, Inc.:

We have audited the accompanying consolidated balance sheets of PENNINGTON SEED, INC. (a Georgia corporation) and subsidiaries as of June 30, 1997 and 1996 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pennington Seed, Inc. and its subsidiaries as of June 30, 1997 and 1996 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Atlanta, Georgia
August 29, 1997

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Pennington Seed, Inc.

In our opinion, the accompanying consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the results of operations and cash flows of Pennington Seed, Inc. and its subsidiary for the year ended June 30, 1995 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
Atlanta, Georgia

September 20, 1995

PENNINGTON SEED, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

-------------------------------------------------------------------------------------------------------------------------
                                                                                       JUNE 30,              DECEMBER 31,
                                                                                 ---------------------          1997
                                                                                   1997         1996         (UNAUDITED)
ASSETS

CURRENT ASSETS:
  Cash                                                                           $  4,448     $  3,963           $    620
  Trade receivables, less allowances of $1,633 and $1,085
    in 1997 and 1996, respectively, and $1,708 at December 31, 1997 (unaudited)    35,999       40,907             22,311
  Inventories                                                                      50,644       42,102             73,625
  Prepaids and other current assets                                                 1,371        1,895              2,229
                                                                                 --------     --------           --------
           Total current assets                                                    92,462       88,867             98,785

PROPERTY, PLANT, AND EQUIPMENT, net                                                25,245       23,375             25,639

OTHER ASSETS:
  Goodwill net of accumulated amortization of $40 and $0
    in 1997 and 1996, respectively, and $67 at December 31, 1997 (unaudited)          772            -                745
  Investments                                                                         380        1,048                380
  Other                                                                               257          192                531
                                                                                 --------     --------           --------
           Total other assets                                                       1,409        1,240              1,656
                                                                                 --------     --------           --------
TOTAL ASSETS                                                                     $119,116     $113,482           $126,080
                                                                                 ========     ========           ========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of long-term debt                                           $  4,213     $  2,667           $  4,183
  Accounts payable                                                                 25,798       24,446             26,703
  Accrued compensation and benefits                                                 5,216        4,073              3,044
  Accrued income taxes                                                              1,575            -                 10
  Other accrued expenses                                                              994        1,137                620
                                                                                 --------     --------           --------
           Total current liabilities                                               37,796       32,323             34,560

LONG-TERM DEBT, less current maturities                                            38,000       50,377             44,431

DEFERRED INCOME TAXES                                                               2,330        2,419              2,330

OTHER LIABILITIES                                                                       -            -                  -
                                                                                 --------     --------           --------
           Total                                                                   78,126       85,119             81,321

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS' EQUITY:
  Series A 10% cumulative preferred stock, $1 par value;
    1,000 shares authorized, 412 shares issued                                          -            -                  -
  Common stock, $1 par value; 1,000,000 shares authorized,
    10,000 shares issued and outstanding                                               10           10                 10
  Additional paid-in capital                                                        1,984        1,984              1,984
  Retained earnings                                                                39,013       26,386             42,782
                                                                                 --------     --------           --------
         Total                                                                     41,007       28,380             44,776
  Less treasury stock 17 shares of Series A 10% cumulative
    preferred stock, at cost                                                          (17)         (17)               (17)
                                                                                 --------     --------           --------
         Total stockholders' equity                                                40,990       28,363             44,759
                                                                                 --------     --------           --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                       $119,116     $113,482           $126,080
                                                                                 ========     ========           ========

The accompanying notes are an integral part of these consolidated statements.

PENNINGTON SEED, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands)

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                         FOR THE
                                                    FOR THE YEARS ENDED                              SIX-MONTH PERIODS
                                                          JUNE 30,                                   ENDED DECEMBER 31,
                                    --------------------------------------------------      ---------------------------------
                                            1997             1996             1995                  1997             1996
                                                                                                         (UNAUDITED)
NET SALES                                   $297,774         $266,805         $223,914              $115,638         $101,412

COST OF SALES                                213,863          198,608          165,619                81,600           72,100
                                            --------         --------         --------              --------         --------
                                              83,911           68,197           58,295                34,038           29,312
                                            --------         --------         --------              --------         --------
WAREHOUSING AND DELIVERY
  EXPENSES                                    28,267           25,775           24,627                12,520           11,872

SELLING, GENERAL, AND
  ADMINISTRATIVE EXPENSES                     31,631           26,400           24,645                14,557           13,111
                                            --------         --------         --------              --------         --------
                                              59,898           52,175           49,272                27,077           24,983
                                            --------         --------         --------              --------         --------
OPERATING PROFIT                              24,013           16,022            9,023                 6,961            4,329
                                            --------         --------         --------              --------         --------
OTHER INCOME (EXPENSE):
  Interest expense, net                       (3,460)          (3,648)          (3,094)               (1,302)          (1,704)
  Other, net                                     558             (324)             140                   551              392
                                            --------         --------         --------              --------         --------
           Total other expense                (2,902)          (3,972)          (2,954)                 (751)          (1,312)
                                            --------         --------         --------              --------         --------
INCOME BEFORE INCOME TAXES                    21,111           12,050            6,069                 6,210            3,017

PROVISION FOR INCOME TAXES                     8,444            4,483            2,205                 2,410            1,147
                                            --------         --------         --------              --------         --------
NET INCOME                                  $ 12,667         $  7,567         $  3,864              $  3,800         $  1,870
                                            ========         ========         ========              ========         ========

The accompanying notes are an integral part of these consolidated statements.

PENNINGTON SEED, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED JUNE 30, 1997, 1996 AND 1995 AND
SIX-MONTH PERIOD ENDED DECEMBER 31, 1997 (In thousands)

---------------------------------------------------------------------------------------------------------------------------------
                                                           ADDITIONAL
                                             COMMON           PAID-IN            RETAINED           TREASURY
                                             STOCK            CAPITAL            EARNINGS             STOCK               TOTAL
BALANCE, June 30, 1994                           $10            $1,984             $15,035              $(17)             $17,012

  Dividends                                        -                 -                 (40)                -                  (40)

  Net income                                       -                 -               3,864                 -                3,864
                                          ----------       -----------             -------        ----------              -------
BALANCE, June 30, 1995                            10             1,984              18,859               (17)              20,836

  Dividends                                        -                 -                 (40)                -                  (40)

  Net income                                       -                 -               7,567                 -                7,567
                                          ----------       -----------             -------        ----------              -------
BALANCE, June 30, 1996                            10             1,984              26,386               (17)              28,363

  Dividends                                        -                 -                 (40)                -                  (40)

  Net income                                       -                 -              12,667                 -               12,667
                                          ----------       -----------             -------        ----------              -------
BALANCE, June 30, 1997                            10             1,984              39,013               (17)              40,990

  Dividends (unaudited)                            -                 -                 (30)                -                  (30)

  Net income (unaudited)                           -                 -               3,800                 -                3,800
                                          ----------       -----------             -------        ----------              -------
BALANCE, December 31, 1997
  (Unaudited)                                    $10            $1,984             $42,782              $(17)             $44,759
                                          ==========       ===========             =======        ==========              =======


The accompanying notes are an integral part of these consolidated statements.

PENNINGTON SEED, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 FOR THE
                                                                 FOR THE YEARS ENDED                       SIX-MONTH PERIODS
                                                                       JUNE 30,                            ENDED DECEMBER 31,
                                                             ----------------------------------------------------------------------
                                                                1997          1996       1995             1997          1996
                                                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                 $ 12,667    $ 7,567    $ 3,864            $  3,800    $  1,870
  Adjustments to reconcile net income
    to net cash provided by (used in)
    operating activities:
    Depreciation and amortization                               3,143      2,470      2,284               1,430       1,392
    Write-down of equity investment and related goodwill
      (Note 2)                                                    272        701          -                   -           -
    Gain (loss) on sale of property, plant, and equipment        (653)       (22)       197                  (4)        (41)
    Deferred income taxes                                        (511)      (653)      (197)                  -           -
    Changes in operating assets and liabilities:
      Trade receivables                                         6,943     (6,942)       253              13,688      16,408
      Inventories                                              (6,636)    (8,603)     4,359             (22,981)    (14,545)
      Prepaids and other assets                                   195       (133)      (440)               (111)       (667)
      Accounts payable                                             76      2,044     (3,299)                905      (3,967)
      Accrued compensation and benefits                         1,143      1,187        188              (2,172)       (416)
      Accrued income taxes and other accrued liabilities        1,167       (618)       814              (2,961)         79
                                                             --------    -------    -------            --------    --------

        Net cash provided by (used in) operating activities    17,806     (3,002)     8,023              (8,406)        113
                                                             --------    -------    -------            --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant, and equipment                  (3,694)    (5,705)    (3,109)             (1,797)     (1,908)
  Proceeds from sale of property, plant, and equipment            817        151         32                   4          41
  Proceeds from sale of investment                                334          -          -                   -           -
  Proceeds from liquidation of life insurance policies            813          -          -                   -           -
  Acquisition of majority interest in subsidiary, net of
    cash acquired (Note 2)                                       (313)         -          -                   -           -
                                                             --------    -------    -------            --------    --------

        Net cash used in investing activities                  (2,043)    (5,554)    (3,077)             (1,793)     (1,867)
                                                             --------    -------    -------            --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from borrowings of long-term debt                1,813     10,604      1,042               8,003         735
  Net reductions of long-term debt                            (17,051)    (2,530)    (9,391)             (1,602)     (2,525)
  Dividends paid                                                  (40)       (40)       (40)                (30)        (30)
                                                             --------    -------    -------            --------    --------

        Net cash (used in) provided by financing activities   (15,278)     8,034     (8,389)              6,371      (1,820)
                                                             --------    -------    -------            --------    --------
NET INCREASE (DECREASE) IN CASH                                   485       (522)    (3,443)             (3,828)     (3,574)

CASH:
  Beginning of year                                             3,963      4,485      7,928               4,448       3,963
                                                             --------    -------    -------            --------    --------
  End of period                                              $  4,448    $ 3,963    $ 4,485            $    620    $    389
                                                             ========    =======    =======            ========    ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
  Interest paid                                              $  3,125    $ 3,659    $ 3,094            $  1,302    $  1,704
                                                             ========    =======    =======            ========    ========
  Income taxes, net of refunds received                      $  6,978    $ 5,653    $ 1,856            $  2,400    $  1,577
                                                             ========    =======    =======            ========    ========


The accompanying notes are an integral part of these consolidated statements.

PENNINGTON SEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 1997, 1996 AND 1995 AND DECEMBER 31, 1997
(Information as of and for the six-months ended
December 31, 1997 and 1996 is unaudited)
--------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   NATURE OF OPERATIONS - Pennington Seed, Inc. and its subsidiaries (collectively, the "Company") manufacture and distribute grass seed, bird seed, and lawn and garden supplies throughout the United States. The majority of the Company's operations are in the southeastern United States, although certain of the Company's operations are located in the northwestern and central United States. The Company sells primarily to large national chains and independent retailers throughout the United States.

   USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of Pennington Seed, Inc. and its subsidiaries which are more than 50% owned. All material intercompany accounts and transactions have been eliminated.

   RECLASSIFICATIONS - Certain prior year amounts have been reclassified to conform to the current year presentation.

   FAIR VALUE OF FINANCIAL INSTRUMENTS - The book values of cash, trade receivables, accounts payable, and other financial instruments approximate their fair values principally because of the short-term maturities of these instruments. The fair value of the Company's long-term debt is estimated based on current rates offered to the Company for debt of similar terms and maturities. Under this method, the Company's fair value of long-term debt was not significantly different from the stated value at June 30, 1997 and 1996.

   UNAUDITED INTERIM INFORMATION - The financial information with respect to the six-month periods ended December 31, 1997 and December 31, 1996 is unaudited. In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations for the six month periods ended December 31, 1997 and 1996 are not necessarily indicative of the results to be expected for the full year.

   INVENTORIES are stated at the lower of average cost, determined on the first-in, first-out ("FIFO") method, or market.

   Inventories are summarized as follows (in thousands):

                                                                                                          AS OF
                                                                      AS OF JUNE 30,                   DECEMBER 31,
                                                                 ------------------------           ----------------
                                                                   1997            1996                    1997
                                                                                                       (UNAUDITED)
Manufacturing:
  Raw materials                                                 $24,715           $16,901                $26,959
  Finished goods                                                 10,370             9,458                 17,795
  Supplies                                                        2,796             3,239                  4,838
                                                                -------           -------                -------
                                                                 37,881            29,598                 49,592
                                                                -------           -------                -------
Distribution:
  Merchandise held for resale                                    11,917            12,256                 22,111
  Supplies                                                          846               248                    139
                                                                -------           -------                -------
                                                                 12,763            12,504                 22,250
                                                                -------           -------                -------
Total                                                           $50,644           $42,102                $71,842
                                                                =======           =======                =======

   INVESTMENTS in which the Company has an interest of 20% to 50% are carried at cost, adjusted for the Company's proportionate share of the investments' undistributed earnings or losses. Investments in which the Company has an interest of less than 20% are recorded at historical cost. All investments are classified as other assets in the accompanying consolidated balance sheets.

   PROPERTY, PLANT AND EQUIPMENT are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided for financial reporting purposes principally using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 40 years. Accelerated depreciation methods are used for income tax purposes. Significant expenditures which add materially to the utility or useful lives of property, plant, and equipment are capitalized. All other maintenance and repair costs are charged to current operations. When property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in the consolidated statement of operations.

   Property, plant and equipment are summarized as follows (in thousands):

                                                                                                            AS OF
                                                                          AS OF JUNE 30,                 DECEMBER 31,
                                                                    ------------------------             -----------
                                                                      1997             1996                  1997
                                                                                                          (UNAUDITED)
Land and improvements                                              $  1,366         $  1,317              $  1,366
Buildings and improvements                                           17,032           14,966                16,791
Leasehold improvements                                                  265              265                   265
Machinery and equipment                                              23,213           20,099                24,782
Furniture and fixtures                                                1,152              945                 1,249
Airplane                                                                186              924                   536
Vehicles                                                              3,783            3,786                 3,848
Other                                                                   220              376                     -
                                                                   --------         --------              --------
           Total                                                     47,217           42,678                48,837

Less accumulated depreciation                                       (21,972)         (19,303)              (23,198)
                                                                   --------         --------              --------
Total                                                              $ 25,245         $ 23,375              $ 25,639
                                                                   ========         ========              ========

   Depreciation expense approximated $3,005,000, $2,352,000 and $2,284,000 for the years ended June 30, 1997, 1996 and 1995, respectively, and $1,401,000 and $1,365,000 for the six-month periods ended December 31, 1997 and 1996, respectively.

   IMPAIRMENT OF LONG-LIVED ASSETS - The Company periodically reviews the values assigned to long-lived assets, including property, goodwill, and other deferred costs, to determine whether any impairments are other than temporary. Management believes the long-lived assets in the accompanying 1997 balance sheet are appropriately valued.

   INTEREST RATE SWAPS are accounted for under the accrual method, with all interest received or payable credited to or charged against interest expense.

   INCOME TAXES - The Company records deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Differences result primarily from inventory valuation, depreciation, and unfunded accruals (Note 5).

2. ACQUISITION OF MAJORITY INTEREST IN SUBSIDIARY

   During 1996, the Company contributed its 50% equity interest in Cactus Seed, Inc. for a 37.5% equity interest in a newly formed joint venture, Seeds West, Inc. ("Seeds West" or the "Subsidiary"). The Company's equity interest at the date of formation of Seeds West was $596,000. In addition, the Company also had goodwill of approximately $140,000 related to its original investment in Cactus Seed, Inc. The investment in and goodwill related to Seeds West were written down to zero as of June 30, 1996 to reflect the Company's share of Seeds West's net deficit. The Company was not obligated to fund any deficit of Seeds West.

   The Company made purchases from Seeds West of $4,885,000 during the year ended June 30, 1996. Included in other assets at June 30, 1996 is a $250,000 note receivable from Seeds West. The note is due upon demand and accrues interest monthly at a variable rate.

   On July 25, 1996, Seeds West acquired 37,500 shares from its shareholders for approximately $359,000. As a result, the Company's interest in Seeds West increased to 60%. The treasury stock transaction was recorded as an acquisition using the purchase method of accounting, and accordingly, the results of operations of Seeds West for the period from July 25, 1996 to June 30, 1997 are included in the accompanying financial statements. The purchase price of the treasury stock was allocated to the assets acquired and liabilities assumed based on fair market values at the date of acquisition. The Company's share of the excess of the treasury stock price over the net assets acquired, approximately $522,000, was recorded as goodwill.

   At the date of acquisition and throughout fiscal 1997, Seeds West was in a shareholders' deficit position and the minority shareholders were not obligated to fund the Subsidiary's shareholders' deficit. As a result, the Company recorded additional goodwill at the date of acquisition for the minorities' 40% interest in the shareholders' deficit. The goodwill recorded attributable to the minorities' interest in the Subsidiary's shareholders' deficit at the date of acquisition approximated $290,000.

   During fiscal 1997, the Subsidiary recorded net income of $127,000 on a stand-alone basis. After considering intercompany profits, the Subsidiary recorded a net loss of $17,000. Because the minority shareholders are not obligated to fund the Subsidiary's deficit, the Company's statement of operations for the year ended June 30, 1997 includes all losses generated by the Subsidiary.

   Goodwill attributable to the Subsidiary's acquisition of treasury stock, approximately $812,000, is being amortized using the straight-line method over 20 years. Goodwill attributable to the minority interest in the shareholders' deficit at the date of acquisition, approximately $290,000 will be reduced by subsequent subsidiary profits applicable to the minority interest. However, subsequent subsidiary profits applicable to the minority interest will first be allocated to the Company to the extent the Company has absorbed the minorities' interest in subsequent subsidiary losses.

   As a result of the treasury stock transaction, the Company was required to record its equity investment share of the Subsidiary's losses through the acquisition date. Accordingly, the Company recorded a $272,000 charge attributable to the Subsidiary's previous losses. The charge is included in other income (expense) in the accompanying consolidated statement of operations for the year ended June 30, 1997.

3. CONCENTRATION OF CREDIT RISK

   The Company sells products to chain stores and other customers and extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses. During 1997, 1996 and 1995, sales to the Company's two largest customers represented 54%, 60% and 57%, respectively, of net sales. These customers also represent 64% and 72% of total accounts receivable at June 30, 1997 and 1996, respectively.

4. LONG-TERM DEBT

   Long-term debt is summarized as follows (in thousands):

                                                                                                           AS OF
                                                                                AS OF JUNE 30,           DECEMBER 31,
                                                                           ------------------------    --------------
                                                                              1997          1996             1997
                                                                                                         (UNAUDITED)
Revolving credit loan payable to a consortium of banks due
  May 30, 1999, secured by substantially all company assets, bearing interest at prime (8.5% at June 30, 1997) or LIBOR
  plus .875%, at the Company's option                                          $27,500     $39,663            $34,603
Note payable to a bank in quarterly principal installments of
  $392,000, with a final principal installment of $3,552,000 due May 30, 1999, secured by real estate, equipment, and
  personal property, bearing interest at prime or LIBOR plus
  1.75%, at the Company's option                                                 5,904       7,472              5,120
Notes payable to a bank with varying maturity dates through
  2001, secured by certain equipment and vehicles, bearing
  interest at rates from 6.85% to 10.2%                                          2,099       1,746              2,260
Industrial development revenue bonds due in annual sinking
  fund installments of $300,000 through December 1, 2005,
  bearing interest at varying rates, secured by an unconditional
  letter of credit                                                               2,700       3,000              2,400
Industrial development revenue bonds due in quarterly sinking fund installments of $30,000, with a final principal installment of $90,000 due March 1, 2004, bearing interest at varying
  rates, secured by an unconditional letter of credit                              870         990                810
Subsidiary revolving line of credit payable to a bank due
  January 1, 1998, secured by the accounts receivable and
  inventory of a subsidiary, bearing interest at the bank's prime
  rate plus .25%                                                                 1,145           -              1,471
Subsidiary note payable to a bank due in quarterly principal installments of $21,000 through December 30, 2007, bearing interest at 8.39%, interest rate subject to change every three
  years                                                                            895           -                892
Subsidiary note payable to a bank due in quarterly principal installments of $15,000 through December 28,2001, bearing
  interest at the bank's prime rate plus .5%                                       270           -                255
Subsidiary subordinated notes payable to subsidiary
  shareholders with principal due September 30, 2001 and
  December 28, 2001, bearing interest at prime plus .5% to 1%                      500           -                500
Other                                                                              330         173                303
                                                                               -------     -------            -------
           Total                                                                42,213      53,044             48,614

Less current portion                                                            (4,213)     (2,667)            (4,183)
                                                                               -------     -------            -------
Total                                                                          $38,000     $50,377            $44,431
                                                                               =======     =======            =======

   In connection with the issuance of the industrial development revenue bonds due March 1, 2004, the Company obtained a letter of credit from a bank issued in favor of the trustee securing payment of the principal and interest installments. Another letter of credit was obtained for the industrial development revenue bonds due December 1, 2005. Each letter of credit fee is 1% of the outstanding principal balance of the bonds and is payable to the bank on a quarterly basis.

   On May 27, 1996, the Company refinanced the revolving credit agreement with various banks, whereby the Company may borrow up to $60,000,000, provided that borrowings may not exceed the total of 80% of eligible accounts receivable and between 50% and 65% of eligible inventory, as defined in the agreement. The credit agreement is secured by substantially all accounts receivable and inventory of the Company. At June 30, 1997 and 1996, $27,500,000 and $39,663,000, respectively, of the loan had been drawn under the revolving credit agreement. This revolving credit loan is classified as long-term debt in the accompanying consolidated balance sheets.

   The subsidiary revolving line of credit, note payable due December 28, 2001, note payable due December 30, 2007, and subordinated notes payable due to subsidiary shareholders are indebtedness of Seeds West. The subsidiary revolving line of credit, note payable due December 28, 2001, and note payable due December 30, 2007 are collateralized by the accounts receivable, inventory, and fixed assets of Seeds West and are guaranteed by the Company as well as a certain subsidiary shareholder.

   Under the provisions of the revolving credit agreement, the industrial development revenue bond agreements, the note payable, and conventional financing arrangements with various banks, the Company must comply with certain restrictive covenants. These covenants, among other things, require the Company to maintain specified financial ratios and levels of tangible net worth and restrict the payment of cash dividends. At June 30, 1997 and 1996, the Company was in compliance with all applicable covenants.

   Under the provisions of the subsidiary revolving line of credit, note payable due December 28, 2001, and note payable due December 30, 2007, Seeds West must comply with certain restrictive covenants. These covenants, among other things, require Seeds West to maintain certain levels of working capital and net worth and place limitations on the incurrence of debt and capital expenditures. At June 30, 1997, Seeds West was in violation of certain of these restrictive covenants. Seeds West has obtained a waiver from the lender for all events of noncompliance as of June 30, 1997.

   The Company has two interest rate swaps outstanding at June 30, 1997, with notional principal amounts of $6,000,000 and $3,000,000 which expire over a three- and two-year period, respectively. These swaps exchanged the variable interest rate on the note payable due March 30, 1999 for a blended fixed rate. The swaps thus serve to substantially hedge the interest expense of the life of the loan. The Company accounts for the interest paid (received) under the swaps as a charge or credit to interest expense on a quarterly basis. The fair value of these interest rate swaps is not material to the financial statements.

   Aggregate principal maturities of long-term debt as of June 30, 1997 are as follows (in thousands):

Year ending June 30:
  1998                                                                        $ 4,213
  1999                                                                         33,092
  2000                                                                          1,066
  2001                                                                            717
  2002                                                                          1,039
  Thereafter                                                                    2,086
                                                                              -------
Total                                                                         $42,213
                                                                              =======

5. INCOME TAXES

   The components of the provision (benefit) for income taxes in fiscal 1997, 1996 and 1995 are as follows (in thousands):

                                                                             1997                1996                1995
                                                                       --------------      --------------      --------------
Current:
  Federal                                                                   $7,638              $4,344              $2,022
  State                                                                      1,317                 792                 379
                                                                            ------              ------              ------
                                                                             8,955               5,136               2,401
                                                                            ------              ------              ------
Deferred:
  Federal                                                                     (427)               (552)               (166)
  State                                                                        (84)               (101)                (30)
                                                                            ------              ------              ------
                                                                              (511)               (653)               (196)
                                                                            ------              ------              ------
Total                                                                       $8,444              $4,483              $2,205
                                                                            ======              ======              ======

   An analysis of the difference between the expected federal income tax for the years ended June 30, 1997, 1996 and 1995 and the effective tax rate is as follows (in thousands):

                                                                            1997                1996                1995
                                                                       --------------     --------------      --------------
Tax expense at statutory rate                                               $7,389             $4,225              $2,063
Effect of:
  State income tax, net of federal benefit                                     801                471                 235
  Other, net                                                                   254               (213)                (93)
                                                                            ------             ------              ------
Provision for income taxes                                                  $8,444             $4,483              $2,205
                                                                            ======             ======              ======

   Significant components of the Company's deferred tax liabilities and assets as of June 30, 1997 and 1996 are as follows (in thousands):

                                                                                      1997                 1996
                                                                                --------------        --------------
Deferred tax liabilities:
  Depreciation                                                                       $2,405                $2,385
  Other                                                                                 201                   285
                                                                                     ------                ------
                                                                                      2,606                 2,670
                                                                                     ------                ------
Deferred tax assets:
  Accounts receivable                                                                   641                   422
  Equity investment                                                                     232                   232
  Inventory                                                                             546                   231
  Net operating loss carryforwards                                                      489
  Other                                                                                 229                   232
  State carryforwards                                                                    34                    38
                                                                                     ------                ------
                                                                                      2,171                 1,155
                                                                                     ------                ------
Deferred tax assets valuation allowance                                                (569)                    -
                                                                                     ------                ------
Total                                                                                $1,004                $1,515
                                                                                     ======                ======

   The net operating loss carryforwards were generated by Seeds West and expire at various dates through 2011. Since it is currently more likely than not that the net deferred tax assets resulting from the net operating loss carryforwards and other deferred tax items will not be realized by Seeds West, a valuation allowance at June 30, 1997 of $569,000 has been provided in the accompanying consolidated financial statements.

6. EMPLOYEE BENEFIT PLAN

   The Company sponsors the Profit Sharing Plan for the Employees of Pennington Enterprises, Inc. and Subsidiaries (the "Plan"), a defined contribution plan covering substantially all employees of the Company. Under the Plan's deferred compensation arrangement, the Company contributes 25% of the first 4% of eligible compensation of employees who elect to participate in the Plan. The Company, at the discretion of the board of directors of the Company, may also make a profit-sharing contribution. During the years ended June 30, 1997, 1996 and 1995, the Company contributed approximately $102,000, $85,000 and $74,000, respectively, to the Plan and accrued a profit-sharing contribution of $900,000, $700,000 and $400,000, respectively.

7. COMMITMENTS AND CONTINGENCIES

   The following is a schedule of future minimum rental payments required under noncancelable operating leases at June 30, 1997 that have initial lease terms in excess of one year (in thousands):

Year ending June 30:
  1998                                                                     $502
  1999                                                                       66
  2000                                                                       25
  2001                                                                        7
  2002                                                                        5
                                                                           ----
Total                                                                      $605
                                                                           ====

   The Company has contracted with certain of its suppliers to purchase seed. As of year-end, the Company owns this seed, although the final price has not yet been settled. Accordingly, the Company has recorded this seed at market rates. The value of this seed as of June 30, 1997 in the accompanying consolidated balance sheet is approximately $5,011,000. Significant changes in market rates could affect the purchase price of this seed.

   As of June 30, 1997, the Company has entered into purchase agreements with various suppliers of seed. Subject to the suppliers' quality and performance, the purchase commitments covered by these agreements aggregate approximately $25,000,000, and the purchase agreements are to be settled during fiscal 1998.

   As of June 30, 1997, the Company has also entered into sales commitments to sell certain amounts of seed. The aggregate amount of seed committed to be sold during fiscal 1998 totaled approximately $2,100,000 at June 30, 1997.

   The Company self-insures a portion of its workers' compensation liability exposure up to $100,000 per claim. Reserves for the self-insurance program are established to provide for estimated claims losses and applicable legal expenses for any claims incurred through the balance sheet date and are recorded in other current liabilities in the accompanying consolidated balance sheets. Commercial insurance has been obtained on a claims-incurred basis for coverage in excess of the self-insured amounts. A letter of credit in the amount of $570,000 is required by the Company's workers' compensation insurance carrier.

   For general liability claims, the Company is self insured up to $50,000 per claim. Reserves for general liability claims are established to provide for estimated losses for claims incurred through the balance sheet date and are included in other accrued expenses in the accompanying consolidated balance sheets.

   The Company is also self-insured for its group health plan and retains liability exposure of $50,000 per claimant. Reserves for the self-insurance program are established to provide for estimated losses for claims incurred through the balance sheet date and are included in other accrued expenses in the accompanying consolidated balance sheets.

8. RELATED PARTY TRANSACTIONS

   During fiscal 1997, the Company received payments totaling $813,000 for its share of life insurance premiums paid for the former chairman of the Company. The amounts were included in prepaids and other current assets in the accompanying balance sheet at June 30, 1996.

   Rental expense for 1997, 1996 and 1995 approximated $1,499,000, $1,836,000 and $1,992,000, respectively. Included in rental expense for 1997, 1996 and 1995 were approximately $597,000, $636,000 and $690,000, respectively, paid to the principal shareholder of the Company or his estate for building leases. Lease payments due to the principal shareholder's estate through the end of the lease term in fiscal 1998 are approximately $400,000.

   During 1997, the Company purchased a building and land from the estate of the former chairman for approximately $900,000, the appraised value of the property.

   The Company owned a 33.3% interest in its unconsolidated affiliate Fine Lawn Research, Inc. The Company sold its interest in Fine Lawn Research, Inc. during fiscal 1997 for approximately $334,000. The investment in Fine Lawn Research, Inc. was $313,000 at June 30, 1996. The Company made purchases from Fine Lawn Research, Inc. of approximately $0, $252,000 and $1,000,000 during 1997, 1996 and 1995, respectively.

   The Company owns a 49% interest in its unconsolidated affiliate Newtco, Inc. ("Newtco"). The Company made purchases from a subsidiary of Newtco of approximately $2,761,000 during fiscal 1997.

9. REDEEMABLE PREFERRED STOCK

   The preferred stock shareholders are entitled to a 10% cumulative annual dividend, as declared by the board of directors of the Company based on a per share value of $1,000. All cumulative dividends on the preferred stock are payable before any dividends on the common stock may be declared. The Company's board of directors declared a dividend of $100 per share of the preferred stock during 1997, 1996 and 1995.

   The preferred stock is redeemable at the option of the Company at any time at the liquidation value of the preferred stock. The liquidation rights of the preferred stock are precedent over those of the common shares. In the event of a liquidation of the Company, each share of preferred stock is valued for distribution of the Company assets at a liquidation value of $1,000 per share plus all declared but unpaid dividends. Holders of the preferred stock do not receive voting rights.

                                     ******